EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

	For the Three	For the Six
	Months Ended	Months Ended
	June 30, 2016	June 30, 2016

Earnings from continuing operations before income taxes	$487	$965

Add / (Deduct):
Dividends from less than 50% owned affiliates	4	58
Fixed charges	188	383
Interest capitalized, net of amortization	(2)	(3)

Earnings available for fixed charges	$677	$1,403

Fixed charges:
Interest incurred:
Interest expense	$160	$327
Capitalized interest	2	3

	162	330
Portion of rent expense deemed to represent interest factor	26	53

Fixed charges	$188	$383

Ratio of earnings to fixed charges	3.6	3.7